EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 17 June 2019; 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from The Capital Group Companies, Inc.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 6 June 2019 from The Capital Group Companies, Inc. who notified that it controls Capital Research and Management Company, which holds 2,772,024 of Galapagos' voting rights, consisting of ordinary shares. This represents 5.08% of Galapagos' currently outstanding 54,614,791 shares. The Capital Group Companies, Inc. thus crossed above the 5% threshold of Galapagos' voting rights by purchase of voting securities on 5 June 2019. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors: Elizabeth Goodwin VP IR +1 781 460 1784 Sofie Van Gijsel Director IR +32 485 19 14 15 ir@glpg.com	Media: Carmen Vroonen Senior Director Communications & Public Affairs +32 473 82 48 74 Evelyn Fox Director Communications +31 6 53 591 999 communications@glpg.com

[1]    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.